

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 9, 2020

Via Email

Aric Spitulnik
Chief Financial Officer
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, Maryland 21031

>   **Re: TESSCO Technologies Incorporated**
>   **Preliminary Consent Revocation Statement filed on October 2, 2020**
>   **File No. 001-33938**

Dear Mr. Spitulnik:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Preliminary Consent Revocation Statement

Questions and Answers About this Consent Revocation Statement, page 1

1. In the definition of the "Barnhill Proposals" on page 1, we note that you described Proposals 3 and 4 as "certain other corporate actions related to the Bylaws." Please revise to describe those proposals in greater detail.

2. On page 1, please clarify (if true) that the solicitation for consent revocation is being conducted by all the members of Tessco's Board of Directors other than Mr. Barnhill.

3. On page 2, you note that if the Barnhill Proposals pass, "Mr. Barnhill and his nominees would comprise five of the seven members of the Board." Please revise clarify that the Barnhill Proposals could pass but that depending on consents received, less than five of

the current members of the board could be removed and/or less than four of the Barnhill Nominees could be elected.

Description of the Barnhill Consent Solicitation, page 4

4. We note the following statement on page 4: "Pursuant to the Bylaws, the resulting vacancies would be filled by the Board or the Company's shareholders." Please revise to summarize the processes by which such vacancies could be filled by either the Board or the Company's shareholders.

Background of the Barnhill Consent Solicitation, page 6

5. We note the following statement on page 6: "In March and April, 2020 Mr. Barnhill directly contacted several Company employees to request information that the Special Committee believed was related to Mr. Barnhill's desire to take the Company private and not in furtherance of his role as the Chairman of the Board." Please revise to clarify the basis for the Special Committee's belief.

Effect of a GREEN Consent Revocation Card, page 10

6. Please revise this section to clarify the effect of marking "DO NOT REVOKE MY CONSENT" on the Consent Revocation Card.

Section 16(a) Beneficial Ownership Reporting Compliance, page 22

7. Please revise the section title to read "Delinquent Section 16(a) Reports." See Item 7(b) of Schedule 14A and Item 405(a)(1) of Regulation S-K.

Appendix A - Certain Information Regarding Participants in this Solicitation

8. Please provide the disclosure required by Item 5(b)(1)(iii) with respect to each participant.

*   *   *

We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me, at (202) 551-8729, or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions

cc: Douglas M. Fox, Esq.
        Ballard Spahr LLP